UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                      Integrated Healthcare Holdings, Inc.
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                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)


                                   45821T 10 8
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                                 (CUSIP Number)


                               Anil V. Shah, M.D.
                         2621 South Bristol Street, #108
                           Santa Ana, California 92704
                            Telephone: (714) 434-9191
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                January 28, 2005
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-1(e), 13d-(f) or 13d-1(g), check the following box.
|_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 45821T 10 8                                                Page 2 of 8
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1.    Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons
      (Entity Only)

      Anil V. Shah, M.D.
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2.    Check the Appropriate Box if a Member of a Group*
                                                                          (a)|X|
                                                                          (b)|_|
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3.    SEC Use Only

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4.    Source of Funds

      PF
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5.    Check Box If Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e)
                                                                             |_|
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6.    Citizenship or Place of Organization

      United States
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Number of         7.    Sole Voting Power
Shares
Beneficially            None
Owned by                --------------------------------------------------------
Each              8.    Shared Voting Power
Reporting
Person                  96,100,000 shares of common stock (1)
With                    --------------------------------------------------------
                  9.    Sole Dispositive Power

                        None
                        --------------------------------------------------------
                  10.   Shared Dispositive Power

                        96,100,000 shares of common stock (1)
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11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      96,100,000 shares of common stock (1)
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12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                             |_|
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13.   Percent of Class Represented by Amount in Row (11)

      77.8 (1)
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14.   Type of Reporting Person

      IN
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

                                  SCHEDULE 13D

CUSIP NO. 45821T 10 8                                                Page 3 of 8
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1.    Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons
      (Entity Only)

      Orange County Physicians Investment Network, LLC
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2.    Check the Appropriate Box if a Member of a Group*
                                                                          (a)|X|
                                                                          (b)|_|
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3.    SEC Use Only

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4.    Source of Funds

      AF
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5.    Check Box If Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e)
                                                                             |_|
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6.    Citizenship or Place of Organization

      Nevada
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Number of         7.    Sole Voting Power
Shares
Beneficially            None
Owned by                --------------------------------------------------------
Each              8.    Shared Voting Power
Reporting
Person                  96,100,000 shares of common stock (1)
With                    --------------------------------------------------------
                  9.    Sole Dispositive Power

                        None
                        --------------------------------------------------------
                  10.   Shared Dispositive Power

                        96,100,000 shares of common stock (1)
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      96,100,000 shares of common stock (1)
--------------------------------------------------------------------------------
12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                             |_|
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)

      77.8 (1)
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14.   Type of Reporting Person

      OO
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(1) Anil V. Shah, M.D. is the managing member and 59% owner of Orange County
Physicians Investment Network, LLC ("OCPIN"). Dr. Shah and OCPIN may be deemed to be a "group" for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934. Dr. Shah disclaims beneficial ownership of all shares held by OCPIN except to the extent of his pecuniary interest therein. The shares of being reported hereunder include 5,400,000 shares that the Reporting Persons have the ability to acquire within the next sixty (60) days under the terms of a Stock Purchase Agreement dated as of January 28, 2005.

                                  SCHEDULE 13D

CUSIP NO. 45821T 10 8                                                Page 4 of 8

Item 1. Security and Issuer

      This Statement on Schedule 13D relates to shares of the common stock, par value $0.001 per share (the "Common Stock"), of Integrated Healthcare Holdings, Inc., a Nevada corporation (the "Issuer"), whose principal executive offices are located at 695 Town Center Drive, Suite 260, Costa Mesa, CA 92626. The telephone number of the principal executive offices of the Issuer is (714) 434-9191.

Item 2. Identity and Background

      This Schedule 13D is filed by Anil V. Shah, M.D. and Orange County Physicians Investment Network, LLC, a Nevada limited liability company ("OCPIN") (collectively, the "Reporting Persons"). The principal business address of each of the Reporting Persons is 2621 South Bristol Street, #108, Santa Ana, California 92704, telephone: (714) 434-9191. Dr. Shah is the managing member of OCPIN.

      Dr. Shah is a medical doctor, and a citizen of the United States of America. The principal business of OCPIN is to make investments in, and hold securities of, the Issuer. OCPIN is a Nevada limited liability company.

      During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the Reporting Persons has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

      Personal funds of Dr. Shah and funds raised by other members of OCPIN were used to acquire the securities being reported hereunder. The Reporting Persons have not used borrowed funds to acquire the subject shares of common stock.

Item 4: Purpose of Transaction

      The Reporting Persons acquired the securities reported hereunder under a Stock Purchase Agreement, dated as of January 28, 2005 (the "Purchase Agreement"), for the purpose of assisting the Issuer in the completion of the purchase of four hospitals in Orange County, California known as Western Medical Center - Santa Ana, Western Medical Center - Anaheim, Costal Communities Hospital, and Chapman Medical Center (such purchase is referred to herein as the "Tenet Transaction").

      Dr. Shah is the managing member and 59% owner of OCPIN. The other owners of OCPIN are physicians practicing at the hospitals acquired in the Tenet Transaction.

      Effective January 31, 2005, Dr. Anil V. Shah was appointed a member of the Board of Directors of the Issuer, and elected Chairman of the Board. The Reporting Person has no intention of removing the directors currently serving on the Issuer's Board of Directors.

      The Tenet Transaction closed on March 8, 2005. At the closing of the Tenet Transaction, the Issuer (A) acquired fee interests in the Western Medical Center at 1001 North Tustin Avenue, Santa Ana, CA 92705, the administration building at 1301 North Tustin Avenue, Santa Ana, CA 92705, the Western Medical Center at 1025 South Anaheim Blvd., Anaheim, CA 92805, the Coastal Communities Hospital at 2701 South Bristol Street, Santa Ana, CA, the medical office building at 1901 North College Avenue, Santa Ana, CA, and certain rights to

                                  SCHEDULE 13D

CUSIP NO. 45821T 10 8                                                Page 5 of 8

acquire condominium suites located in the medical office building at 999 North Tustin Avenue, Santa Ana, CA; and (B) transferred all of the fee interests in such real estate (the "Transferred Properties") to Pacific Coast Holdings Investments, LLC ("PCHI"). PCHI is 51% owned by West Coast Holdings, LLC, which is managed and 43% owned by Anil Shah, M.D. The Issuer then entered into a triple net lease under which it leased back from PCHI all of the real estate that it transferred to PCHI.

      References to, and descriptions of, the Purchase Agreement in this Item 4 are qualified in their entirety by the full text of the Purchase Agreement, which is filed as an Exhibit to this Statement on Schedule 13D and which is incorporated herein in its entirety.

      Except as set forth in this Schedule 13D, the Reporting Persons currently have no plans or proposals that relate to or would result in any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. The Reporting Persons, however, may at any time and from time to time, review or reconsider their position with respect to any of such matters.

Item 5. Interest in Securities of the Issuer

      The Reporting Persons believe that as of the date hereof there were 118,059,000 shares of Common Stock of the Issuer outstanding. Based on such number of outstanding shares, the Reporting Persons report their holdings of Common Stock and corresponding percentage interest of total shares of Common Stock outstanding.

      Items 7 through 11 of the cover page, including the footnote thereto, are hereby incorporated by reference into this Item 5.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      The information set forth, or incorporated by reference, in Items 3 through 5 of this Statement on Schedule 13D is hereby incorporated by this reference in this Item 6.

Item 7. Material to Be Filed as Exhibits

The following documents are filed as exhibits to this Statement on Schedule 13D:

Exhibit 1 Joint Reporting Agreement dated as of March 17, 2005 by and among Anil V. Shah, M.D. and Orange County Physicians Investment Network, LLC

Exhibit 2 Stock Purchase Agreement, dated as of January 28, 2005, by and between Integrated Healthcare Holdings, Inc. and Orange County Physicians Investment Network, LLC (incorporated by reference to
            Exhibit 99.2 to the Current Report on Form 8-K of the Issuer dated February 2, 2005).

                                  SCHEDULE 13D

CUSIP NO. 45821T 10 8                                                Page 6 of 8

                                   Signatures

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      March 17, 2005               ANIL V. SHAH, M.D.


                                   /s/ Anil V. Shah
                                   ------------------------------------

      March 17, 2005               ORANGE COUNTY PHYSICIANS INVESTMENT
                                   NETWORK, LLC


                                   By: /s/ Anil V. Shah
                                       -----------------------------------------
                                       Name: Anil V. Shah, M.D., managing member

                                  SCHEDULE 13D

CUSIP NO. 45821T 10 8                                                Page 7 of 8

                                 EXHIBIT INDEX

Exhibit 1 Joint Reporting Agreement dated as of March 17, 2005 by and among Anil V. Shah, M.D. and Orange County Physicians Investment Network, LLC

Exhibit 2 Stock Purchase Agreement, dated as of January 28, 2005, by and between Integrated Healthcare Holdings, Inc. and Orange County Physicians Investment Network, LLC (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K of the Issuer dated
          February 2, 2005).

                                   EXHIBIT 1

                           JOINT REPORTING AGREEMENT

      In consideration of the mutual covenants herein contained, pursuant to Rule 13d-1(k)(1), each of the parties hereto represents to and agrees with the other parties as follows:

      1. Such party is eligible to file a statement or statements on Schedule 13D pertaining to the Common Stock, $0.001 par value per share, of Integrated Healthcare Holdings, Inc., a Nevada corporation, to which this Joint Reporting Agreement is an exhibit, for filing of the information contained herein.

      2. Such party is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein, PROVIDED that no such party is responsible for the completeness or accuracy of the information concerning any other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.

      3. Such party agrees that such statement is being filed by and on behalf of each of the parties identified herein, and that any amendment thereto will be filed on behalf of each such party. Each party hereby constitutes and appoints Anil V. Shah, M.D. as his or its true and lawful attorney-in-fact to (a) execute on behalf of the undersigned all forms and other documents to be filed with the Securities and Exchange Commission (the "SEC"), any stock exchange and any similar authority amending or otherwise with respect to the Schedule 13D to which this Joint Reporting Agreement is an exhibit and with respect to Section 16 of the Securities Exchange Act of 1934, as amended, and (b) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to timely file such forms and documents with the SEC, any stock exchange and any other similar authority.

      This Joint Reporting Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original instrument, but all of such counterparts together shall constitute but one agreement.

      March 17, 2005               ANIL V. SHAH, M.D.


                                   /s/ Anil V. Shah
                                   ------------------------------------

      March 17, 2005               ORANGE COUNTY PHYSICIANS INVESTMENT
                                   NETWORK, LLC


                                   By: /s/ Anil V. Shah
                                       -----------------------------------------
                                       Name: Anil V. Shah, M.D., managing member